Exhibit 6.4

PROMISSORY NOTE

$3,641,650	Date: February 18, 2021

For value received, the undersigned MY INCOME PROPERTY, LLC - SERIES SLC SFR POOL 2021 ("Maker") hereby promises to pay AUTHENTIC RESIDENTIAL, LLC, FORMERLY KNOWNS AS FAMILY HOME RENTALS, LLC or order ("Payee") at 884 Iron Works Pike, Lexington, KY 40511, or such other location as the holder hereof may from time to time designate, the sum of Three Million Six Hundred Forth One Thousand Six Hundred Fifty Dollars ($3,641,650) plus interest accruing from the date hereof on the unpaid principal at the rate of 0.56% per year, compounded quarterly. Commencing on March 31, 2021, and on the last day of each subsequent calendar quarter, Maker shall pay interest only, until February 17, 2029 at which time any unpaid balance of principal and accrued interest shall be due and payable.

This Promissory Note shall be governed by the following additional provisions:

1.	This Promissory Note may be prepaid at any time and from time to time without penalty or premium.

2.	All payments on this Promissory Note shall be applied first to accrued interest and any balance shall be applied to reduction of principal, and interest shall thereafter cease on the principal so paid. Principal and interest shall be payable in US dollars.

3.	The occurrence of the following shall constitute an “Event of Default”:

(a)	If Maker shall fail to make a payment of principal when due or a payment of interest on or before fifteen (15) days after receipt by Maker of written notice that such payment is due;

(b)	Maker makes an assignment for the benefit of creditors;

(c)	A receiver, trustee or custodian is appointed to, or does, take title, possession or control of all, or substantially all, of Maker’s assets or Maker becomes insolvent.

4.	Upon the occurrence of any such Event of Default, then at the option of Payee, the entire unpaid balance of principal on this Promissory Note, together with all accrued interest thereon, shall be immediately due and payable. No delay or omission on the part of Payee in exercising any rights hereunder or any instrument given to secure this Promissory Note shall operate as a waiver of such rights or any other right hereunder or under said instruments.

5.	If this Promissory Note is not paid when due or if any Event of Default occurs, Maker promises to pay all costs of collection, including but not limited to, reasonable attorneys’ fees incurred by Payee on account of such collection, whether or not suit is filed hereon.

6.	This Promissory Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard for the effect of conflicts of law.

7.	Maker acknowledges and agrees that the terms and conditions of this Promissory Note may not be amended, waived or modified except in a writing signed by Maker and Payee.

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8.	Reference in this Promissory Note to "Payee" shall mean the original Payee hereunder so long as such Payee shall be the holder of this Promissory Note and thereafter shall mean any subsequent holder of this Promissory Note.

MY INCOME PROPERTY, LLC -
SERIES SLC SFR POOL 2021
a Delaware limited liability company

By: /s/ Benjamin Logan

Name: Benjamin Logan

Title: Manager

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